Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated December 5, 2007
Relating to Prospectus Supplement dated December 4, 2007
Registration Statement No. 333-145339
Goodrich Petroleum Corporation
808 Travis, Suite 1320
Houston, Texas 77002
(713) 780-9494
fax (713) 780-9254

Contact:	Traded: NYSE (GDP)

Robert C. Turnham, Jr., President	IMMEDIATE RELEASE
David R. Looney, Chief Financial Officer
GOODRICH PETROLEUM PRICES
5,800,000 SHARE PUBLIC OFFERING
Houston, Texas — December 5, 2007. Goodrich Petroleum Corporation announced that on December 4, 2007, it executed an underwriting agreement to sell 5,800,000 shares of its common stock, an increase from the 5,200,000 share offering previously announced, and entered into a capped call option transaction, which may reduce the potential dilution from the offering by allowing the Company to potentially recoup a portion of the shares sold in this transaction over an average two-year period. The number of shares recouped upon settlement of the capped call option transaction will vary if the settlement price at various future dates falls within a range from 100% to 140% of the offering price.
Of the 5,800,000 shares offered, 4,205,000 shares will be sold on a firm commitment basis at a price to the public of $23.50 per share and 1,595,000 shares are being purchased on a best efforts basis by Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc., each acting as an agent for one of its affiliates, to facilitate their hedging in connection with the capped call option transactions. The hedge shares, if purchased, will be offered by the purchasers themselves or through their broker-dealer affiliates from time to time at varying prices. Net proceeds from the offering, estimated at $109.7 million after the purchase of the capped call option for approximately $21.5 million and the payment of expenses, will be initially used to pay down current indebtedness under the Company’s senior bank credit facility which may then be reborrowed to provide incremental capital to continue development of the Company’s Cotton Valley Trend acreage.
The offering, which is expected to close on December 10, 2007, is being made under the Company’s existing shelf registration statement. The Company has also granted the underwriters a 30-day option to purchase a maximum of 630,750 additional shares of common stock from the Company to cover over-allotments.
Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. are joint book-running managers. In addition, Howard Weil Incorporated, Raymond James & Associates, Inc., Capital One Southcoast, Inc., Johnson Rice & Company L.L.C., Tudor, Pickering & Co. Securities, Inc., BMO Capital Markets Corp. and BNP Paribas Securities Corp. are co-managing underwriters for the offering. Copies of the final prospectus supplement and accompanying base prospectus may be obtained from the offices of Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, New York 10179, Attention: Prospectus Department, (866) 803-9204; or by contacting J.P. Morgan Securities Inc. at 270 Park Ave., New York, New York 10172 or by faxing a written request to (212) 283-6081.
In connection with the capped call option agreements described above the counterparties may engage in hedging activities which could have the effect of increasing, or preventing a decline in, the price of the Company’s common stock following the pricing of the offering. The option counterparties or their affiliates will likely modify the hedge positions from time to time by purchasing and selling shares of the Company’s common stock, other of the Company’s securities or other instruments they may wish to use in connection with such hedging. This is particularly likely to occur just before or during the settlement periods for the options.
Goodrich Petroleum has filed a registration statement (including a base prospectus and preliminary prospectus supplement) with the SEC (Commission File No. 333-145339) for the offering to which this communication relates. Before you invest, you should read the base prospectus and preliminary prospectus supplement in that registration statement and other documents Goodrich has filed with the SEC for more complete information about Goodrich and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.
Certain statements in this news release regarding future expectations and plans for future activities, including the intention to enter into the offering and the use of proceeds of the offering, may be regarded as “forward looking statements” within the meaning of the Securities Litigation Reform Act. They are subject to various risks, such as financial market conditions, as well as other risks discussed in detail in the Company’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct.